FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of September, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)







COLT announces early redemption of 2% Senior Convertible Notes due 2006 (The "Notes")

21 September 2005 - COLT announced today that it has given notice of the redemption of all of the outstanding 2% Senior Convertible Notes due 2006. The redemption will be at the principal amount of the Notes (EUR166,549,000) plus accreted and accrued interest and will be funded out of COLT's cash and liquid resources. The aggregate amount payable will be approximately GBP132.5 million. The redemption will take place on 21 October 2005.

Commenting on the redemption, Tony Bates, Chief Administrative and Financial Officer said: "The early redemption of these Notes reflects the Board's confidence in the financial strength of COLT. We are firmly on track to be free cash flow positive for the second half of the year and thereafter on a sustainable annual basis."

The early redemption of these Notes will save approximately GBP1.25 million of net interest between now and the normal maturity date of the Notes of 29 March 2006.

The early redemption of these Notes brings the total amount spent by COLT on redeeming or buying back bonds to more than GBP560 million since October 2004.

About COLT

COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 13 COLT data centres.

COLT Telecom Group plc, COLT's parent company, is listed on the London Stock Exchange (CTM.L) and NASDAQ (COLT). Information about COLT and its services can be found at www.colt.net

For further information please contact:
Luke Glass
Tel +44 20 7390 3681
Email:luke.glass@colt.net

Gill Maclean
Tel: +44 20 7863 5314
Email: gill.maclean@colt.net




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 21 September, 2005                            COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary